Exhibit 99.3

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Libtayo® (cemiplimab-rwlc) longer-term results in advanced cutaneous squamous cell carcinoma presented at ASCO 2020 show durable responses that deepen over time

*	Across all groups combined, complete responses (CR) are now 16%; in the metastatic group with the longest follow-up, CRs are 20% representing a 200% increase over two years

PARIS and TARRYTOWN, N.Y. – May 29, 2020 – New, longer-term data were shared today for PD-1 inhibitor Libtayo® (cemiplimab-rwlc) from a pivotal Phase 2 trial in advanced cutaneous squamous cell carcinoma (CSCC), the deadliest non-melanoma skin cancer. These results demonstrate both longer durability and higher complete response (CR) rates than previously reported. Furthermore, the data make up part of the largest and most mature prospective clinical dataset in patients with metastatic CSCC (mCSCC) or locally advanced CSCC (laCSCC) who are not candidates for curative surgery or radiation. The data were presented during the virtual 2020 American Society of Clinical Oncology (ASCO) Annual Meeting.

“The three-year follow-up data demonstrate significant long-term outcomes with Libtayo, which is now standard-of-care for patients with advanced CSCC in many countries,” said Dr. Danny Rischin, Director, Department of Medical Oncology at Peter MacCallum Cancer Centre, Victoria, Australia. “The Libtayo data on duration of response and overall survival provide new insights into the longer-term treatment of advanced CSCC, with the median still not reached for either measure. Remarkably, it is exciting to see the number of complete responses increase with longer follow-up, which reinforces the potential ongoing benefit of Libtayo treatment in this aggressive skin cancer.”

With up to three years of follow-up, results from the pivotal Phase 2 trial showed 46% of patients (95% CI: 39%-53%) experienced tumor shrinkage following Libtayo treatment, with a median time to response of 2 months (interquartile range: 2-4 months). Furthermore, more patients (16%) saw their tumors disappear completely over time compared to previous analyses. Among patients with metastatic disease who had the longest available follow-up (Group 1 in table below), 20% of patients have now achieved a CR, increasing from 7% in the 2017 primary analysis. Among patients who achieved a CR in any group, median time to complete response was 11 months (interquartile range: 7-15 months). Median overall survival and median duration of response have yet to be reached for any treatment group.

Results by treatment group were as follows:

	Group 1: mCSCC 3 mg/kg every 2 weeks (n=59)	Group 2: laCSCC 3 mg/kg every 2 weeks (n=78)	Group 3: mCSCC 350 mg every 3 weeks (n=56)	Total (n=193)
Median duration of follow-up (range)	19 months (1–36)	16 months (1–36)	17 months (1–26)	16 months (1–36)
Objective response rate (95% confidence interval [CI])	51% (38%–64%)	45% (34%–57%)	43% (30%–57%)	46% (39%–53%)
CR (n)	20% (12)	13% (10)	16% (9)	16% (31)
Partial response (n)	31% (18)	32% (25)	27% (15)	30% (58)
Median observed time to response (interquartile range)*	2 months (2–2)	2 months (2–4)	2 months (2–4)	2 months (2–4)
Median observed time to CR (interquartile range)	11 months (7-18)	10 months (7–13)	12 months (8–17)	11 months (7–15)
Median duration of response (95% CI)*	Not reached (21, NE)	Not reached (18, NE)	Not reached (NE, NE)	Not reached (29, NE)
Median overall survival	Not reached	Not reached	Not reached	Not reached

NE = not evaluable

*	Based on number of patients with confirmed complete or partial response and Kaplan-Meier estimation.

CR rates over time were as follows:

	Group 1: mCSCC 3 mg/kg every 2 weeks	Group 2:** laCSCC 3 mg/kg every 2 weeks	Group 3: mCSCC 350 mg every 3 weeks
Primary analysis, CR % (n)	7% (4)	13% (10)	5% (3)
Approximately 1 year of follow-up, CR % (n)	17% (10)	13% (10)	16% (9)
Approximately 2 years of follow-up, CR % (n)	20% (12)	NE	NE

**	Among 23 laCSCC patients who were included in the pre-specified Group 2 interim analysis, there were no CRs.

No new safety signals were identified. The most common treatment-emergent adverse events (AEs) were fatigue (35%), diarrhea (28%) and nausea (24%). The most common grade 3 or higher treatment-related AEs were pneumonitis (3%), autoimmune hepatitis (2%), anemia, colitis and diarrhea (each 1%). No new AEs resulting in death were reported compared to previous reports.

In addition to the updated efficacy and safety data, a separate post-hoc analysis of health-related quality of life (HRQL) outcomes from the Phase 2 trial was presented for the first time. A large majority (83%) of patients reported improved or stable overall HRQL and 43% of patients experienced a clinically meaningful reduction in pain within 4 months of treatment. The analysis was based on patient responses to the European Platform of Cancer Research cancer specific 30-item HRQL questionnaire (QLQ-C30).

The open-label, single-arm, global, pivotal Phase 2 trial (Study 1540) enrolled 193 patients with laCSCC or mCSCC who were not candidates for curative surgery or radiation. The initial primary analysis of the trial, along with results from a Phase 1 trial (Study 1423), supported the U.S. Food and Drug Administration (FDA) approval of Libtayo in late 2018. Together, the trials represent the largest and most mature prospective clinical dataset in advanced CSCC.

Libtayo is being jointly developed by Sanofi and Regeneron under a global collaboration agreement.

About CSCC

CSCC is the second most common type of skin cancer in the world, accounting for approximately 20% of all skin cancers, and the number of newly diagnosed cases is expected to rise substantially in many countries. Although CSCC has a good prognosis when caught early, the cancer can prove especially difficult to treat effectively when it is advanced, and patients can experience reduced quality of life due to the impact of the disease as it progresses. While estimates vary, sources suggest that 7,000 patients in the U.S. die annually of advanced CSCC, which is comparable to the number of deaths caused by melanoma.

About Libtayo

Libtayo is a fully-human monoclonal antibody targeting the immune checkpoint receptor PD-1 on T-cells. By binding to PD-1, Libtayo has been shown to block cancer cells from using the PD-1 pathway to suppress T-cell activation.

Libtayo is the first and only immunotherapy approved in the U.S., EU, and other countries for adults with mCSCC or laCSCC who are not candidates for curative surgery or curative radiation. In the U.S., the generic name for Libtayo in its approved indication is cemiplimab-rwlc, with rwlc as the suffix designated in accordance with Nonproprietary Naming of Biological Products Guidance for Industry issued by the U.S. Food and Drug Administration.

The extensive clinical program for Libtayo is focused on difficult-to-treat cancers. In skin cancer, this includes a pivotal trial in advanced basal cell carcinoma and additional trials in adjuvant and neoadjuvant CSCC. Libtayo is also being investigated in pivotal Phase 3 trials in non-small cell lung cancer and cervical cancer, as well as in trials combining Libtayo with novel therapeutic approaches for both solid tumors and blood cancers. These potential uses are investigational, and their safety and efficacy have not been evaluated by any regulatory authority.

About Regeneron Pharmaceuticals, Inc.

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for over 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to seven FDA-approved treatments and numerous product candidates in development, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, pain, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune which uses unique genetically-humanized mice to produce optimized fully-human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Contact Sally Bain Tel.: +1 (781) 264-1097 sally.bain@sanofi.com	Sanofi Investor Relations Contact Felix Lauscher Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Regeneron Media Relations Contact Daren Kwok Tel: +1 (914) 847-1328 daren.kwok@regeneron.com	Regeneron Investor Relations Contact Vesna Tosic Tel: +1 (914) 847-5443 Vesna.Tosic@regeneron.com

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These statements concern, and these risks and uncertainties include, among others, the impact of SARS-CoV-2 (the virus that has caused the COVID-19 pandemic) on Regeneron’s business and its employees, collaborators, suppliers, and other third parties on which Regeneron relies, Regeneron’s and its collaborators’ ability to continue to conduct research and clinical programs, Regeneron’s ability to manage its supply chain, net product sales of products marketed by Regeneron and/or its collaborators (collectively, “Regeneron’s Products”), and the global economy; the nature, timing, and possible success and therapeutic applications of Regeneron’s Products and Regeneron’s product candidates and research and clinical programs now underway or planned, including without limitation Libtayo® (cemiplimab-rwlc); uncertainty of market acceptance and commercial success of Regeneron’s Products and product candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary) on the commercial success of Regeneron’s Products (such as Libtayo) and product candidates; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s product candidates and new indications for Regeneron’s Products, such as Libtayo for the treatment of advanced basal cell carcinoma, adjuvant and neoadjuvant cutaneous squamous cell carcinoma, non-small cell lung cancer, and cervical cancer (as well as in combination with novel therapeutic approaches for both solid tumors and blood cancers, as applicable); unforeseen safety issues resulting from the administration of Regeneron’s Products (such as Libtayo) and product candidates in patients, including serious complications or side effects in connection with the use of Regeneron’s Products and product candidates in clinical trials; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s Products and product candidates; ongoing regulatory obligations and oversight impacting Regeneron’s Products, research and clinical programs, and business, including those relating to patient privacy; the availability and extent of reimbursement of Regeneron’s Products (such as Libtayo) from third-party payers, including private payer healthcare and insurance programs, health maintenance organizations, pharmacy benefit management companies, and government programs such as Medicare and Medicaid; coverage and reimbursement determinations by such payers and new policies and procedures adopted by such payers; competing drugs and product candidates that may be superior to Regeneron’s Products and product candidates; the extent to which the results from the research and development programs conducted by Regeneron and/or its collaborators may lead to advancement of product candidates to clinical trials or therapeutic applications; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; the ability of Regeneron’s collaborators, suppliers, or other third parties (as applicable) to perform manufacturing, filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron’s Products and product candidates; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; the potential for any license or collaboration agreement, including Regeneron’s agreements with Sanofi, Bayer, and Teva Pharmaceutical Industries Ltd. 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